AMD Capital, LLC

Financial Statements
And
Supplemental Information

(with Independent Auditors' Report)

December 31, 2025

PUBLIC

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-65422

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: AMD Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2907 W. Wilson Ave
(No. and Street)

Chicago	IL	60625
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robin Armour	312-961-7237	robin@amdcapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Demarco, Sciaccotta, Wilkens & Dunleavy, LLP
(Name – if individual, state last, first, and middle name)

20646 Abbey Woods Ct, N, Suite 201	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

12/21/10	5376
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robin Armour _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of AMD Capital, LLC _____, as of February 24 _____, 2026 is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

See Notorial Certificate Attached
2-24-26
Date
RDA
Notary Intls.

Signature:

Title:
Principal

_____
Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



CALIFORNIA ACKNOWLEDGMENT CIVIL CODE § 1189

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California }
County of Riverside }

On FEB 24, 2026 (Date) before me, Richard D Holdway Notary Public (Here Insert Name and Title of the Officer),

personally appeared Roger Pierce Armour (Name(s) of Signer(s)),

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

RICHARD D. HOLDWAY
Notary Public - California
Riverside County
Commission # 2496228
My Comm. Expires Aug 2, 2028

Place Notary Seal and/or Stamp Above

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature ____________________
Signature of Notary Public

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ____________________

Document Date: ____________________ Number of Pages: ________

Signer(s) Other Than Named Above: ____________________

Capacity(ies) Claimed by Signer(s)

Signer's Name: ____________________
☐ Corporate Officer – Title(s): ____________
☐ Partner – ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ____________________
Signer is Representing: ____________________

Signer's Name: ____________________
☐ Corporate Officer – Title(s): ____________
☐ Partner – ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ____________________
Signer is Representing: ____________________



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members of
AMD Capital LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of AMD Capital LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of AMD Capital LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Prior Period Adjustment

As discussed in Note 3 to the financial statements, the Company identified an error related to the prior year which certain accounts receivable and related revenue were not recorded due to a billing cutoff oversight. The prior period adjustment increases beginning equity and accounts receivable by $3,161,761. Our opinion is not modified with respect to that matter

We have served as AMD Capital LLC's auditor since 2025.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
February 18, 2026

Phone:708.489.1680 Fax:847.750.0490 | dscpagroup.com
20646 Abbey Woods Ct N, Suite 201 | Frankfort, IL 60423

AMD Capital, LLC
Statement of Financial Condition
As of December 31, 2025

ASSETS

CURRENT ASSETS

Cash & Cash Equivalents	$	72,966
Accounts Receivable	$	2,804,567
Total Current Assets	$	2,877,533

PROPERTY AND EQUIPMENT

Office Equipment	$	105,867
Less: Accumulated Depreciation	$	(94,292)
Net Property and Equipment	$	11,575
TOTAL ASSETS	$	2,889,108

LIABILITIES AND MEMBERS EQUITY

CURRENT LIABILITIES

Accounts Payable	$	21,687
Accrued Expenses	$	5,972
Total Current Liabilities	$	27,659
MEMBERS EQUITY	$	2,861,449
TOTAL LIABILITIES AND MEMBERS E	$	2,889,108

The accompanying notes are an integral part of these statements.

AMD Capital, LLC
Notes to Financial Statements
December 31, 2025

1. **Nature of Business**

    AMD Capital, LLC (The Company) is in the business of asset management distribution services. The Company was formed March 1, 2002 and will continue operations perpetually unless terminated in accordance with the operating agreement. The Company is registered as a broker dealer with FINRA, the SEC, the MSRB and SIPC.

2. **Summary of Significant Accounting Policies**

    Basis of Accounting
    The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

    Cash and equivalents
    The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

    Use of Estimates
    The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

    Property and Equipment
    Property and Equipment are stated at cost. Depreciation is computed using the straight line method over the estimated useful lives of the related assets. The cost of repairs and maintenance is expensed as incurred. Depreciation expense was $1,900 for the year ended December 31, 2025.

    Income Taxes
    The Company has elected to be taxed as a partnership under the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes, instead, the limited liability members include their respective shares of the Company's income in their individual income tax returns.

    The Company files income taxes in the U.S. federal jurisdiction and various state jurisdictions on a cash basis. The Company is no longer subject to the U.S. federal income tax examinations by tax authorities for years before 2019.

AMD Capital, LLC
Notes to Financial Statements
December 31, 2025

The Company has elected to remit the Illinois Pass-Through Entity tax on behalf of its members. This election allows the company to remit the individual members income tax liability based on their respective share of the company's annual income. The company remitted $520,368 of Illinois Pass Through Entity tax for the 2025 tax year which is reported as State Tax on the statement of income.

Revenue Recognition

The Company utilizes a five-step model to (a) identify the contracts with a Client Firm, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) performance obligations are satisfied.

The Company provides asset management distribution services for its Client Firms. The Company completes its performance obligation when the Client Firm secures an investor account with a legal contract and account funding. The Company has no additional performance obligations. Revenue is recognized over time for asset management arrangements in which the performance obligations are simultaneously provided and benefits are received by the investor. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

The Company does not offer any guarantee, warranty or refunds on revenue.

Accounts Receivable

Accounts receivable represents amounts due from customers for commission revenue. The Company evaluates the collectability of its receivables based on historical experience, the credit quality of its customers, the age of outstanding balances, and specific facts and circumstances on an individual-customer basis. Management determined that all accounts receivable were fully collectible as of December 31, 2025; accordingly, no allowance for doubtful accounts has been recorded.

AMD Capital, LLC
Notes to Financial Statements
December 31, 2025

3. **Prior Period Adjustment**

   During the current fiscal year, the Company identified an error related to a prior year in which certain accounts receivable and related revenue were not recorded due to a billing cutoff oversight. The omission resulted in an understatement of members equity in the prior period.

   Because the Company presents single-year financial statements, the correction has been reflected as an adjustment to the opening balance of members equity for the current year, in accordance with ASC 250, Accounting Changes and Error Corrections. The adjustment increases beginning members equity by $3,161,761. This correction had no impact on the current-year net income and did not affect cash flows.

4. **Occupancy**

   The Company leases office space from the Members on a month to month basis at $1,500 per month.

5. **Net Capital Requirements**

   The Company is subject to the Security and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain net capital equivalent of $5,000 or 6-2/3 percent of aggregate indebtedness, whichever is greater.

   At December 31, 2025, the Company has Net Capital of $45,307. The Company's minimum Net Capital is $5,000 and thus has $40,307 Excess Net Capital as of December 31, 2025.

6. **Major Customers**

   At December 31, 2025, there were two customers that accounted for 52% and 25%, respectively. During 2025, two customers accounted for 61% and 30% of total revenue, respectively.

7. **Concentration of Credit Risk**

   The Company maintains cash balances at a Chicago financial institution. The account is insured by the Federal Deposit Insurance Corporation. At December 31, 2025, the entire balance of $72,996 was insured.

8. **Retirement Plans**

During 2006, the Company formed two retirement plans, a cash balance profit sharing plan and a 401(k) plan. Contributions to the cash balance profit sharing plan are based on the annual earnings of the Company's members and employees, subject to

maximum earnings amount determined by the Internal Revenue Code. Contributions to the 401(k) plan include participant deferrals and a discretionary company contribution. There were contributions of $139,500 in discretionary contributions for 2025.

9. **Single Line of Business**

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of asset management distribution services. The Company has identified Robin Armour, Principal, as the chief operating decision making ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest or distribute profits. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant policies.

10. **Subsequent Events**

The Company has evaluated subsequent events through February 18, 2026 which was the date the financial statements were available to be issues for potential recognition or disclosure through the date the financial statements were issued, noting none.